Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Royal Dutch Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission t o t h e pu r c h a se r . C AR E L V A N B Y L AN D T L A A N 16, 259 6 H R T H E H A GUE , T H E NE T HE R L ANDS T U E S D A Y M A Y 18 , 202 1 A T 10:0 0 (DU T C H T IME) NOTICE OF ANNUAL GENERAL MEETING

2 Shell Notice of Annual General Meeting 2021 SPECIFICATIONS T h e paper use d f o r t his documen t is PlanoPlu s , a n F S C® - ce r tif ie d pape r , produced from 100% virgin pulp (cellulose), w ithou t r e c y c lin g f ib r e s. This pulp is bleached with ECF technology. T h e in ks use d a r e v e ge t abl e oil b a sed. D e s ig n a n d p r o d u c t i o n : F r i e n d www.friendstudio.com P r i nt : O pm e e r p a p i e r p i x e l s p r o j e c t en www.opmeerbv.nl 3 C HAI R ’ S LET T E R 4 NOTICE OF ANNUAL GENERAL MEETING 6 SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT 7 DIRECTORS’ RESPONSE TO SHAREHOLDER RESOLUTION 8 EXPLANATORY NOTES ON RESOLUTIONS 10 DIRECTORS’ BIOGRAPHIES 19 SHAREHOLDER NOTES 22 A T T E N D AN C E AR R AN G E ME NT S Cautionary note The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting, the term “Company” is used to refer to Royal Dutch Shell plc; however, “Shell,” “we”, “us” and “our” are sometimes used for convenience where references are made to Royal Dutch Shell plc and/or its subsidiaries in general. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Also in this Notice of Annual General Meeting, we refer to “Shell’s net carbon footprint,” which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions but, to support society in achieving the Paris Agreement goals, aims to help and influence such suppliers and consumers to likewise lower theirs. The use of the terminology “Shell’s net carbon footprint” is for convenience only and not intended to suggest these emissions are those of Shell or its subsidiaries. Documents incorporated by reference The Shell Energy Transition Strategy, which is published simultaneously with this Notice of Meeting by way of regulatory announcement (available at www.shell.com/investors/news - and - filings/uk - regulatory - announcements.html) shall be deemed to be incorporated in, and form part of, this Notice of Meeting. Availability of documents The Company’s Annual Report and the Form 20 - F for the year ended December 31, 2020 can be found at www.shell.com/annualreport . The 2021 Notice of Annual General Meeting can be found at www.shell.com/AGM . The Shell Energy Transition Strategy can be found at www.shell.com/agm . If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following: U ni t e d K i n g do m +4 4 (0)12 1 41 5 7073 U S A + 1 88 8 30 1 0504 E - communication If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at www.shareview.co.uk/clients/shell , you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below. Equiniti A s pec t House Spence r R oad Lancing W e s t Suss e x BN99 6 D A U nite d Kingdom 0800 169 1679 (UK) +4 4 (0)121 41 5 7073 Royal Dutch Shell plc Registered in England and Wales, Company number 4366849 Registered office: Shell Centre, London, SE1 7NA, United Kingdom Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands Registered with the Dutch Trade Register under number 34179503 CONTENTS SHAREHOLDER P R E S E N T A T I O N , L ON D ON In prio r y e a r s w e ha v e hel d a S ha r eholder Pr e sen t a tio n i n L ondon , t w o da y s a f ter t h e A GM . F o r t h e r e a son s outline d i n t he Chai r ' s l e t te r , t hi s y e a r w e ha v e a gain deeme d i t pr uden t t o cance l t hi s e v en t. W e r e c o gnis e t ha t som e o f our sha r eholde r s v alu e t hi s oppo r tuni t y t o enga g e i n pe rso n w it h t h e Boa r d , an d li k e u s , t h e y ma y c onside r t hi s n e w s mo s t u n w el c om e. H o w e v e r , w e mu s t c onsider s af e t y fi rs t , an d t h e c hang e s w e a r e mak in g i n t h es e c ontinuin g e x ce p tional circumstances have been made to protect ou r peopl e an d t hos e t ha t ma y ha v e a t tende d t hi s e v en t. W e hop e t ha t ou r sha r eholde r s who t ypi c all y a t ten d t hi s p r e sen t a tio n t a k e the alternative opportunity to join our A G M v i r tuall y .

CHAIR'S LETTER



Dear Shareholder,
The continued coronavirus pandemic has caused remarkable global turmoil. Life and the many freedoms we associated with it have changed in ways likely to impact people and broader society for many years to come. On behalf of the Board, we hope that you and your loved ones are staying safe and healthy.

The 2021 Annual General Meeting (AGM) will be my last AGM with Shell and I vacate my role as Chair of the Board following the meeting. I had very much hoped that we could revert back to a more normal AGM for 2021, with many shareholders physically present at our meeting. However, safety is our priority interest – and that applies to our shareholders, our employees, all AGM support staff and the public.

At the time of drafting this Notice, both the Dutch and UK governments have banned public gatherings with strict exceptions. We continue to believe that these restrictions, even if eased ahead of our AGM, significantly restrict our ability to safely and effectively plan and hold an AGM with shareholders physically present.

Accordingly, the technical venue of the Company's AGM will be at our headquarters location, at Carel van Bylandtlaan 16, 2596 HR The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 18, 2021. However, in order to protect public safety and prevent the spread of the coronavirus, physical attendance at the meeting will be strictly limited to myself, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. Unfortunately, that necessarily means that physical attendance will not be allowed for any other shareholders, including their proxy representatives.

Like last year, we strongly encourage our shareholders to submit their proxy voting instructions in advance of the meeting. Building on learnings form last year's AGM, we have also worked hard to offer what we hope are satisfactory alternatives to physical attendance for our shareholders. This year, our AGM will be webcast, allowing two ways shareholders can follow the proceedings in the comfort and safety of their homes: i) simply watching the webcast; or ii) attending and participating in the webcast by registering through an electronic platform ("virtually attending"). Details on how to do each of these options are provided in this document on page 20.

We recognise that our shareholders value the AGM as an opportunity to engage with the Board and, like us, they may consider the continued inability to physically do that this year as very regrettable. However, we must all put safety first, and the changes we are again making in these extraordinary circumstances have been made to protect health and safety and comply with applicable law. This allows us not only to avoid unnecessary potential coronavirus exposure to our shareholders, but also to protect our AGM technical and support staff by keeping their physical presence to a minimum. Importantly, this also frees them up to focus on our AGM's virtual elements, which we view as particularly critical this year, as we are endeavouring to provide as high-quality of a virtual experience as feasible in lieu of physical attendance.

Of course, we will continue to monitor the evolving coronavirus situation. Thus, we strongly encourage you to register in the "Keep up to date with Shell" section of our website at www.shell.com/investor to receive AGM information including any changes to the AGM format.

Finally, the primary focus of the AGM will be on the formal business set out in the Notice of Meeting. However, to facilitate the engagement we value with our shareholders, the meeting will include an opportunity for shareholders virtually attending the AGM to ask questions and receive responses, as explained below.

We trust that you understand and support these decisions under the continued challenging circumstances this year and we hope that this new format facilitates the opportunity for virtual attendance by shareholders who do not normally have the ability to physically attend our AGMs.

QUESTION AND ANSWER SESSION
Our AGM normally provides an opportunity for shareholders to ask questions in person about the business set out in this Notice and to raise other matters about the business of the Company.

However, as noted earlier, the process again requires adaptation this year. Last year we held a question and answer audio webcast prior to the AGM. This year we are planning a question and answer session during the AGM with those shareholders attending virtually. Again, this approach is being taken to adhere to current government guidance and minimise health exposure risks.

BUSINESS OF THE AGM
The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. Resolutions 1 to 19 represent business which is mainly of a routine nature for a listed company, and your Board recommends that you vote in favour of them.

In Resolution 20, the Board is submitting Shell's own climate-related resolution to shareholders – a first in the industry – requesting shareholders support Shell's Energy Transition Strategy and **vote in favour of Resolution 20**. We have also received a shareholder resolution (Resolution 21) pursuant to Section 338 of the Companies Act 2006, and your Board recommends that you **vote against Resolution 21** for the reasons set out on page 7.

The AGM will be conducted in English.

DIRECTORS
In line with the UK Corporate Governance Code (the "Code"), all Directors will retire at the 2021 AGM and seek reappointment by shareholders except for myself and Sir Nigel Sheinwald who stands down as a Director of the Company at the close of business of the AGM. Shareholders will also be asked to vote on the appointment of Jane Holl Lute as a Director of the Company with effect from May 19, 2021. The Nomination and Succession Committee recommended Jane to the Board following its review of the additional skills, knowledge and experience needed on the Board and a rigorous and thorough search process.

I believe that the Director appointments and reappointments proposed in Resolutions 3 to 14 are in the best interests of the Company. The biographical details of each Director are given on pages 10 to 15. A summary of the new Chair succession process and the outcome of our 2020 Board Evaluation can be found on page 17. Finally, an overview of the skills and experience represented on the Board is on page 18. I hope you will vote in support of these Director resolutions.

VOTING
All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. **Regardless of whether you simply watch the webcast or virtually attend, we strongly encourage you to vote your shares ahead of the meeting through the medium attributable to the way that you hold your shares.**

Yours faithfully,

CHAD HOLLIDAY
Chair
March 19, 2021

FOR THE LATEST AGM NEWS
Please register to receive AGM information in the "Keep up to date with Shell", section of our website at www.shell.com/investor, where we will also notify shareholders of future events in 2021.

AGM WEBCAST
Our webcast will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on Tuesday May 18, 2021 – the day of the AGM. Shareholders who wish to simply watch the webcast should log on to www.shell.com/AGM/webcast and follow the online instructions. Shareholders that want to vote or ask questions at the meeting, should access the virtual meeting. Details on each option can be found on pages 19 to 22.

Shell Notice of Annual General Meeting 2021 3

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of Royal Dutch Shell plc (the "Company") is currently scheduled to be held at Carel van Bylandtlaan 16, 2596 HR, The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 18, 2021, for the purposes of considering the following business. Physical attendance at the meeting will be strictly limited to the Chair, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. All other attendees will participate in the meeting through electronic means ("virtually"), while non-attending shareholders may simply watch the proceedings via the webcast.

Resolutions numbered 1 to 17 and 20 are being proposed as ordinary resolutions and those numbered 18, 19 and 21 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three-quarters of the votes cast must be in favour.

RESOLUTION 1
That the Company's annual accounts for the financial year ended December 31, 2020, together with the Directors' reports and the Auditor's report on those accounts, be received.

RESOLUTION 2
That the Directors' Remuneration Report, excluding the Directors' Remuneration Policy, set out on pages 153 to 172 of the Directors' Remuneration Report, for the year ended December 31, 2020, be approved.

RESOLUTION 3
That Jane Holl Lute be appointed as a Director of the Company with effect from May 19, 2021.

RESOLUTION 4
That Ben van Beurden be reappointed as a Director of the Company.

RESOLUTION 5
That Dick Boer be reappointed as a Director of the Company.

RESOLUTION 6
That Neil Carson be reappointed as a Director of the Company.

RESOLUTION 7
That Ann Godbehere be reappointed as a Director of the Company.

RESOLUTION 8
That Euleen Goh be reappointed as a Director of the Company.

RESOLUTION 9
That Catherine Hughes be reappointed as a Director of the Company.

RESOLUTION 10
That Martina Hund-Mejean be reappointed as a Director of the Company.

RESOLUTION 11
That Sir Andrew Mackenzie be reappointed as a Director of the Company.

RESOLUTION 12
That Abraham (Bram) Schot be reappointed as a Director of the Company.

RESOLUTION 13
That Jessica Uhl be reappointed as a Director of the Company.

RESOLUTION 14
That Gerrit Zalm be reappointed as a Director of the Company.

RESOLUTION 15
That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company.

RESOLUTION 16
That the Audit Committee be authorised to determine the remuneration of the Auditor for 2021 on behalf of the Board.

RESOLUTION 17
That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €182.1 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 18, 2022, and the end of the AGM to be held in 2022 (unless previously renewed, revoked or varied by the Company in a general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended.

RESOLUTION 18
That if Resolution 17 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)
to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(B)
to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €27.3 million,

such power to apply until the earlier of the close of business on August 18, 2022 and the end of the AGM to be held in 2022 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired.

4 Shell Notice of Annual General Meeting 2021

RESOLUTION 19

That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each ("ordinary shares"), such authority to be limited:

(A)

to a maximum number of 780 million ordinary shares;

(B)

by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of:

(i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case, exclusive of expenses;

such authority to apply until the earlier of the close of business on August 18, 2022, and the end of the AGM to be held in 2022 but in each case so that the Company may enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended.

RESOLUTION 20
Shell's Energy Transition Resolution

That the Shell Energy Transition Strategy, which is published on the Shell website (www.shell.com/agm), be approved.

RESOLUTION 21
Shareholder resolution

The Company has received notice pursuant to the UK Companies Act 2006 of the intention to move the resolution set forth on page 6 and incorporated herein by way of reference at the Company's 2021 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on page 6.

Your Directors consider that Resolution 21 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 21 for the reasons set out on page 7.

By order of the Board

LINDA M. COULTER

Company Secretary
March 10, 2021

This Notice of Meeting was signed off by the Board for publication on March 10, 2021. However, the Chair's letter and the Shareholder Notes section were updated to reflect the latest guidance related to the coronavirus pandemic and the most recent information available at the time of printing regarding the heightened safety risks of, and governmental restrictions on, public gatherings.

This Notice of Meeting should be read and construed in conjunction with any amendment or supplement hereto and any documents incorporated herein by reference (see "Documents Incorporated by Reference" on page 2). Other than in relation to the documents which are deemed to be incorporated by reference, the information on websites to which this Notice of Meeting refers does not form part of this Notice.

Shell Notice of Annual General Meeting 2021 5

SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT

Shareholders support the company to set and publish targets that are consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

These quantitative targets should cover the short-, medium-, and long-term greenhouse gas (GHG) emissions of the company's operations and the use of its energy products (Scope 1, 2, and 3).

Shareholders request that the company report on the strategy and underlying policies for reaching these targets and on the progress made, at least on an annual basis, at reasonable cost and omitting proprietary information.

Nothing in this resolution shall limit the company's powers to set and vary their strategy or take any action which they believe in good faith would best contribute to reaching these targets.

You have our support.

SUPPORTING STATEMENT

The oil and gas industry can make or break the goal of the Paris Climate Agreement. Therefore, shareholders support oil and gas companies to change course; to align their targets with the goal of the Paris Climate Agreement and invest accordingly in the energy transition to a net-zero-emission energy system.

FIDUCIARY DUTY

We, the shareholders, understand this support to be part of our fiduciary duty to protect all assets in the global economy from devastating climate change.

A growing international consensus has emerged among financial institutions that climate-related risks are a source of financial risk, and therefore achieving the goal of Paris is essential to risk management and responsible stewardship of the economy.

AMBITIONS AND TARGETS

We, the shareholders, therefore welcomed the company's climate ambitions and targets. We especially welcomed you crossing the Rubicon on Scope 3 by including the GHG emissions of the use of your energy products (Scope 3). Reducing absolute emissions from the use of energy products is essential to achieving the goal of the Paris Climate Agreement.

We thank the shareholders that supported this crucial step by voting for climate targets resolutions in previous years.

Shareholders support you to advance these ambitions to Paris-consistent short-, medium-, and longterm emissions reduction targets and invest accordingly.

INCREASING NUMBERS OF INVESTORS INSISTS ON TARGETS

Backing from investors that insist on Paris-consistent targets for all emissions continues to gain momentum; in 2020, an unprecedented number of shareholders voted for climate targets resolutions.

At the annual general meetings of Equinor, Shell, and Total, the companies' boards rejected the Follow This climate targets resolution by claiming their non-committal climate ambitions were sufficient. In each case, a significant minority of shareholders voted for the Follow This climate targets resolution. At Shell, this minority rose from 5.5% in 2018 to 14.4% in 2020; at Equinor, as a share of non-government votes, from 12% in 2019 to 27% in 2020; and the very first climate targets resolution filed at Total received 17% of all shareholder votes in 2020.

Evidently, a growing group of investors across the energy sector unites behind visible and unambiguous support for Paris-consistent targets for all emissions.

ABSOLUTE EMISSIONS REDUCTIONS

The goal of the Paris Climate Agreement is to limit global warming to well below 2°C above preindustrial levels, to aim for a global net-zero-emission energy system, and to pursue efforts to limit the temperature increase to 1.5°C.

To reach the goal of the Paris Climate Agreement, the Intergovernmental Panel on Climate Change (IPCC) special report Global Warming of 1.5°C (2018) suggests that global absolute net energyrelated emissions should be reduced substantially by 2030 and be close to net zero by 2050, compared to 2010 levels (page 119, table 2.4).

To allow maximum flexibility, the company may use whatever metric they deem best suited to set Paris-consistent emissions reductions targets, for example a relative GHG intensity metric (GHG emissions per unit of energy). Whatever metric is chosen (relative or absolute), the targets must be proven to lead to absolute emissions reductions compliant with the Paris Climate Agreement.

We believe that the company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with the global intergovernmental consensus specified by the Paris Climate Agreement.

You have our support.

6 Shell Notice of Annual General Meeting 2021

DIRECTORS' RESPONSE TO SHAREHOLDER RESOLUTION

Your Directors consider Resolution 21 not to be in the best interests of the Company and its shareholders. We unanimously recommend that you vote **against** it.

Given Shell's more comprehensive strategy and actions to support society in meeting the goals of the Paris Agreement, which have been summarised in the Shell Energy Transition Strategy submitted by the Company for an advisory vote in Resolution 20, the Follow This resolution is considered redundant.

Shell supports the Paris Agreement's goal to keep the rise in global average temperature this century to well below two degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase even further to 1.5 degrees Celsius. In pursuit of this goal, we also support the vision of a transition towards a net-zero emissions energy system. While we believe this is technically and economically possible, it will require unprecedented collaboration and coordination. Shell aims to play a leading role to help deliver this outcome, in collaboration with both policy makers and our customers who need and rely on energy.

Shell has already announced its target to become a net-zero emissions energy business by 2050 in step with society. The Company has also already published Paris-consistent short, medium, and long-term emission reduction targets that cover Shell's operations as well as our customers' emissions from the use of all the energy products we sell. Comprehensive details about these ambitions and Shell's business strategy were announced at the Company's Strategy Day on February 11, 2021 and are available on Shell's investor website www.shell.com/investors. These commitments build on Shell's track record of actions over several years to address the energy transition and climate challenge.

Furthermore, the Company has announced its intention to offer shareholders an advisory vote every three years, beginning 2021, on our energy transition strategy, as well as an annual advisory vote thereafter on our progress in executing our strategy. In line with that announcement, we have proposed a resolution – the first of its kind in the sector – that offers shareholders an opportunity to directly express their support (or not) for the Company's Energy Transition Strategy.

This combination of targets and the Company's proactive seeking of advisory votes has been recognised by, and demonstrates the value of the extensive and constructive consultation over recent years with investor groups, including the Institutional Investors Group on Climate Change (IIGCC), CA100+ and the Church of England Pension Board. We thank them for their important contributions and their support.

Based on the above, the Company regards the Follow This resolution as unnecessary given the Company is now providing an advisory vote on its own resolution. We recommend a vote **for the Company's Resolution 20** to show support for the Company's announced Shell Energy Transition Strategy in order to ensure that the Company can continue focusing on executing its business transition plans. We also recommend a vote **against Resolution 21**, the Follow This resolution.

Shell Notice of Annual General Meeting 2021 7

EXPLANATORY NOTES ON RESOLUTIONS

NOTE TO RESOLUTION 1
Annual Report and Accounts

The Board of Directors will present the Company's annual accounts for the financial year ended December 31, 2020, together with the Directors' reports and the Auditor's report on those accounts.

NOTE TO RESOLUTION 2
Consideration and approval of the Directors' Remuneration Report

Resolution 2 is an advisory vote and seeks approval for the Directors' Remuneration Report for the year ended December 31, 2020, excluding the Directors' Remuneration Policy. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006.

Shareholders approved a resolution at the 2020 AGM in relation to the Directors' Remuneration Policy. The Company must seek approval for a similar resolution each year unless the policy is left unchanged, in which case shareholder approval need only be sought every three years. The approved policy is shown for information purposes in the Directors' Remuneration Report, within the Annual Report.

NOTE TO RESOLUTION 3
Appointment of Director

The Board has proposed the appointment of Jane Holl Lute as a Director of the Company with effect from May 19, 2021. Her biographical details are given on page 15.

NOTE TO RESOLUTIONS 4 TO 14

In line with the Code, all Directors will retire at the AGM and seek reappointment by shareholders except for Charles O. Holliday and Sir Nigel Sheinwald who stand down as Directors of the Company at the close of business of the AGM. The biographical details of those Directors seeking reappointment are given on pages 10 to 15.

Pursuant to the Code, all Non-executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Please see the summary of the 2020 Board evaluation on page 17. A full overview of the board evaluation can be found on pages 132 and 133 of the Annual Report for the year ended December 31, 2020.

The Board recommends that you support the appointment of Jane Holl Lute and the reappointment of each of the retiring Directors standing for reappointment at the AGM.

NOTE TO RESOLUTIONS 15 AND 16
Reappointment of Auditor and determination of Auditor's remuneration

The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 15 proposes the reappointment of Ernst & Young LLP as the Company's Auditor and Resolution 16 seeks authority for the Audit Committee to determine their remuneration on behalf of the Board.

NOTE TO RESOLUTION 17
Authority to allot shares

This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €182.1 million (representing 2,602,474,445 ordinary shares of €0.07 each). This amount represents approximately one-third of the issued ordinary share capital of the Company as at March 10, 2021, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice.

This authority complies with the guidelines issued by institutional investors.

The Directors' authority under this resolution will expire at the earlier of the close of business on August 18, 2022, and the end of the AGM of the Company to be held in 2022. The Directors have no present intention to exercise the authority sought under this resolution, however the full authority gives the Directors flexibility to take advantage of business opportunities as they arise.

NOTE TO RESOLUTION 18
Disapplication of pre-emption rights

This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings.

This authority would be, similar to previous years, limited to allotments or sales in connection with pre-emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €27.3 million (representing 390 million ordinary shares of €0.07 each). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5% of the issued ordinary share capital of the Company as at March 10, 2021, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group's Statement of Principles regarding cumulative usage of authorities within a rolling three-year period without prior consultation with shareholders.

The authority will expire at the earlier of the close of business on August 18, 2022, and the end of the AGM of the Company to be held in 2022. The Directors have no immediate plans to make use of this authority.

8 Shell Notice of Annual General Meeting 2021

NOTE TO RESOLUTION 19
Renewal of authority to make market purchases of ordinary shares

This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous AGMs. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company.

The Directors confirm that they will exercise the ongoing buy-back authority only when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company has not purchased any ordinary shares in the period from the last AGM to March 10, 2021, under the existing authority.

Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury.

The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding.

The authority will expire at the earlier of the close of business on August 18, 2022, and the end of the AGM of the Company to be held in 2022.

NOTE TO RESOLUTION 20
Shell's Energy Transition Strategy

Resolution 20 is an advisory vote seeking approval of Shell's Energy Transition Strategy as published on the Shell website www.shell.com/agm and incorporated in this Notice by reference. The Board is fully aligned with this strategy and believes it will deliver value for our shareholders, our customers and wider society. Voting in favour of this resolution shows support of both the Company and how it intends to progress its energy transition strategy. The strategy is also available for inspection, please see page 21 for further information.

NOTE TO RESOLUTION 21
Shareholder Resolution

Resolution 21 is a special resolution and has been requisitioned by a group of shareholders. It should be read together with their statement in support of their proposed resolution. The shareholder resolution and supporting statement is given on page 6 and the Directors' response is given on page 7.

Your Directors consider that Resolutions 1 to 20 are in the best interests of the Company and its shareholders as a whole. The Directors therefore unanimously recommend that you vote **in favour** of Resolutions 1 to 20. However, they consider that Resolution 21 is not in the best interests of the Company and its shareholders and unanimously recommend that you vote **against** Resolution 21 for the reasons set out on page 7.

Shell Notice of Annual General Meeting 2021 9

DIRECTORS' BIOGRAPHIES



EULEEN GOH
Deputy Chair and Senior Independent Director

Tenure

Six years and eight months (appointed September 1, 2014). Euleen was appointed Deputy Chair and Senior Independent Director on May 20, 2020.

Board committee membership

Member of the Nomination and Succession Committee and member of the Remuneration Committee

Outside interests/commitments

Chairman of SATS Ltd. Trustee of the Singapore Institute of International Affairs Endowment Fund. Chairman of the Singapore Institute of Management Pte Ltd and Non-executive Director of Singapore Health Services Pte Ltd, both of which are not-for-profit organisations.

Age	Nationality
66	Singaporean

Career

Euleen is an Associate of the Institute of Chartered Accountants in England and Wales, a Fellow of the Singapore Institute of Chartered Accountants, and has professional qualifications in banking and taxation. She has held various senior management positions within Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore, from 2001 until 2006. She is also a Fellow of the Singapore Institute of Directors.

She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Ltd, Singapore Airlines Ltd, Singapore Exchange Ltd, Standard Chartered Bank Malaysia Berhad, Standard Chartered Bank Thai plc, CapitaLand Ltd, Temasek Trustees Pte Ltd, DBS Bank Ltd and DBS Group Holdings Ltd. She was previously Non-executive Chairman of the Singapore International Foundation, and Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore.

Relevant skills and experience

Euleen's current roles as chair of the board of directors of various international organisations provide significant experience in the area of strategy development and international businesses. She is highly regarded both externally and within Shell as a champion of diversity and consistently but constructively challenges the Board and management to continue to progress in this area.

Based in Singapore and having been Chair of the Risk Committee of the largest bank in South-east Asia, Euleen is close to key emerging/growth markets for our business. Euleen's risk management expertise has elevated the Board's deep deliberations around risk governance, and her voice is regularly heard on discussions regarding appropriate risk appetite. Her extensive travel around the world, through her various executive and non-executive roles, has equipped her with broad geopolitical insight and significant knowledge of operating in the Asian market.

Euleen uses her financial acumen and advocacy for diversity to pose probing and insightful questions, both in and beyond the boardroom. This contributes to well-rounded, incisive and inclusive Board discussions.



BEN VAN BEURDEN
Chief Executive Officer

Tenure

Seven years and four months (appointed January 1, 2014)

Board committee membership

N/A

Outside interests/commitments

The Board of Daimler AG has proposed to its shareholders that Ben join its Board as a Supervisory Board member (Non-Executive Director). Daimler AG shareholders are scheduled to vote on this proposal at its AGM, scheduled for March 31, 2021.

Age	Nationality
63	Dutch

Career

Ben was Downstream Director from January to September 2013. Before that, he was Executive Vice President Chemicals from 2006 to 2012. In this period, he also served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a master's degree in chemical engineering from Delft University of Technology, the Netherlands.

Relevant skills and experience

Ben has more than 37 years' experience of working for Shell. He has built a deep understanding of the industry and proven leadership experience across the technical and commercial roles.

Ben has led Shell to build resilience and deliver strong financial results. In 2016, he steered the Company through the acquisition and integration of the BG Group, which accelerated Shell's business strategy and led to a streamlining divestment programme of $30 billion of non-core assets.

Under his leadership, Shell has positioned itself to help tackle climate change. In April 2020, Shell set a target of becoming a net-zero emissions energy business by 2050, in step with society.

In 2020, in the unprecedented circumstances of the COVID-19 pandemic, Shell took decisive action to maintain its financial resilience. Ben also led plans for a strategic reorganisation, due to take effect in August 2021, aimed at setting up Shell to succeed in the energy transition by making the business nimbler and better able to respond to customers. In February 2021, Shell set out a detailed strategy to create value for shareholders and society and to achieve its net-zero emissions target.

10 Shell Notice of Annual General Meeting 2021

JESSICA UHL
Chief Financial Officer

Tenure

Four years two months (appointed March 9, 2017)

Board committee membership

N/A

Outside interests/commitments

The Board of The Goldman Sachs Group, Inc. has proposed to its shareholders that Jessica join its Board as an Independent Director (Non-Executive Director). GS Group shareholders are scheduled to vote on this proposal at its AGM, scheduled to be held on April 29, 2021. If approved by shareholders, Jessica will join the GS Group board on July 1, 2021.

Age	Nationality
53	US citizen

Career
Jessica was Executive Vice President Finance (EVP) for the Integrated Gas business from January 2016 to March 2017. Previously, she was EVP Finance for Upstream Americas from 2014 to 2015, Vice President Finance for Upstream Americas Unconventionals from 2013 to 2014, VP Controller for Upstream and Projects & Technology from 2010 to 2012, VP Finance for the global Lubricants business from 2009 to 2010, and Head of External Reporting from 2007 to 2009. She joined Shell in 2004 in finance and business development, supporting the Renewables business.

Prior to joining Shell, Jessica worked for Enron in the USA and Panama from 1997 to 2003 and for Citibank in San Francisco, USA, from 1990 to 1996. She obtained a BA from UC Berkeley in 1989 and an MBA at INSEAD in 1997.

Relevant skills and experience
Jessica is a highly regarded executive with a track record of delivering key business objectives, from cost leadership in complex operations to mergers and acquisitions. Jessica's professional background combines an external perspective with more than 16 years of Shell experience: she has held finance leadership roles in Europe and the USA, in Shell's Upstream, Integrated Gas and Downstream businesses, as well as in Projects & Technology and Corporate.

Jessica was appointed CFO in the year following the BG acquisition, when Shell's debt, gearing and development costs were high and when the oil price was still recovering from the lower levels of 2016. Jessica responded to these challenging conditions with enthusiasm, clarity and discipline and has overseen Shell's delivery of industry-leading cash flow from operating activities.

In 2020, Jessica drove decisive counter-measures to protect the long-term financial health of the organisation, strengthen its balance sheet and preserve cash while ensuring the safe continuity of the business.

Jessica has also been a leading voice for transparency in the energy industry, including on taxes and climate change. Under her tenure, Shell has continued to expand and enhance disclosures related to climate change in line with the principles of the Task Force on Climate-Related Financial Disclosures. Under her guidance, from 2019, Shell began publishing an annual Tax Contribution Report. This includes country-by-country report data, a standard set by the Organisation for Economic Co-operation and Development (OECD).



DICK BOER
Independent Non-executive Director

Tenure

Eleven months (appointed May 20, 2020)

Board committee membership

Member of the Audit Committee. On March 11, 2021 the Board announced that Dick would become a member of the Nomination and Succession Committee, effective May 19, 2021.

Outside interests/commitments

Non-executive Director for Nestlé and SHV Holdings; Chairman of the Advisory Board for G-Star RAW; Chairman of the Supervisory Board of Royal Concertgebouw; Chairman of Rijksmuseum Fonds.

Age	Nationality
63	Dutch

Career
Dick was President and Chief Executive Officer of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011 he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe from 2006 to 2011.

Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold's Dutch businesses.

Prior to joining Ahold, Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V.

Relevant skills and experience
Dick is a highly regarded, recently retired chief executive, who has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world's largest food retail groups. He brings a career's worth of experience at the forefront of retailing and customer service, which extended in more recent years to e-commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing businesses and increasing consumer choices in energy products.

Dick is a balanced leader with sound business judgement and a proven track record in strategic delivery, evidenced by the combination of Ahold and Delhaize. He also has a passion for sustainability and is well aware of the importance of the various stakeholder interests in this area.

Shell Notice of Annual General Meeting 2021 11

DIRECTORS' BIOGRAPHIES continued



NEIL CARSON OBE
Independent Non-executive Director

Tenure
One year and eleven months (appointed June 1, 2019)

Board committee membership
Chair of the Remuneration Committee and member of the Safety, Environment and Sustainability Committee

Outside interests/commitments
Non-executive Chairman of Oxford Instruments plc

Age	Nationality
64	British

Career

Neil is a former FTSE 100 chief executive. After completing an engineering degree, Neil joined Johnson Matthey in 1980 where he held several senior management positions in the UK and the USA, before being appointed Chief Executive Officer in 2004. Since retiring from Johnson Matthey in 2014, Neil has focused his time on his non-executive roles. He was Chairman of TT Electronics plc from 2015 until May 6, 2020.

Relevant skills and experience

Neil is highly experienced, has a broad industrial outlook and a highly commercial approach with a practical perspective on businesses. He brings a track record of strong operational exposure, familiarity with capital-intensive business and a first-class international perspective on driving value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016. Neil has used his current and past experience in non-executive positions and, despite being relatively new to the Shell Board, he has already made significant contributions to Board discussions. He has also provided valuable insight based on his former executive position and operational experience. Neil was appointed Chair of the Remuneration Committee on May 20, 2020.



ANN GODBEHERE
Independent Non-executive Director

Tenure
Two years and eleven months (appointed May 23, 2018)

Board committee membership
Chair of the Audit Committee, member of the Safety, Environment and Sustainability Committee

Outside interests/commitments
Non-executive Director and audit committee chair of Stellantis N.V., Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada.

Age	Nationality
66	Canadian and British

Career

Ann started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as Chief Financial Officer from 2003 to 2007. From 2008 to 2009, she was interim Chief Financial Officer and an Executive Director of Northern Rock bank in the initial period following its nationalisation.

Ann has also held several non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Ann served as a non-executive director of Rio Tinto plc and Rio Tinto Limited until May 2019, and she was also Senior Independent Director of Rio Tinto plc. In January 2021, Ann joined the Board of the newly formed Stellantis NV, and she chairs its Audit Committee.

Relevant skills and experience

Ann is a former CFO, a Fellow of the Institute of Chartered Professional Accountants, and has more than 25 years of experience in the financial services sector. She has worked her entire career in international business and has lived in or served on boards in nine countries. Ann makes significant contributions and adds exceptional value by bringing both her extensive experience and a global perspective to Board discussions.

Ann's long and varied international business career powered by her financial acumen is reflected in the insights and constructive challenges she brings to the boardroom. As Audit Committee Chair, Ann leverages her background to ensure robust discussions are consistently held as the Audit Committee delivers its remit.

12 Shell Notice of Annual General Meeting 2021

CATHERINE J. HUGHES
Independent Non-executive Director

Tenure

Three years and eleven months (appointed June 1, 2017)

Board committee membership

Member of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee. On March 11, 2021 the Board announced that Catherine would become Chair of the Safety, Environment and Sustainability Committee, effective May 19, 2021.

Outside interests/commitments

-

Age	Nationality
58	Canadian and French

Career
Catherine was Executive Vice President International at Nexen Inc., from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources.

Prior to joining Nexen Inc., she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including France, Italy, Nigeria, the UK and the USA, and was President of Schlumberger Canada Ltd for five years. She was a Non-executive Director of Statoil from 2013 to 2015. Catherine was up until May 2020, a non-executive Director of SNC-Lavalin Group Inc.

Relevant skills and experience
Catherine contributes through her knowledge of industry and the ease with which she engages with other Directors and managers in the boardroom. With over 30 years of oil and gas sector experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent a significant part of her career working in senior human resources roles. The Board highly regards her perspectives on our industry and our most important asset, our people.

Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a continual drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board greatly as it considers various projects and investment or divestment proposals.

She also uses her industry knowledge – combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance – in her membership of our Safety, Environment and Sustainability Committee, while using her human resources experience in her membership of the Remuneration Committee.



MARTINA HUND-MEJEAN
Independent Non-executive Director

Tenure

Eleven months (appointed May 20, 2020)

Board committee membership

Member of the Audit Committee

Outside interests / commitments

Non-executive Director of Prudential Financial Inc, Colgate-Palmolive Company, and Truata Ltd.

Age	Nationality
60	German and US citizen

Career
Martina was Chief Financial Officer of Mastercard Inc from 2007 to 2019. From 2002 to 2007 she was Senior Vice President, Corporate Treasurer at Tyco International Ltd and from 2000 to 2002 she was Senior Vice President, Treasurer at Lucent Technologies.

Prior to this, Martina spent 12 years with General Motors, undertaking a number of senior roles within their finance operations.

Relevant skills and experience
Originally from Germany, Martina has spent 30 years in the USA and is an experienced global executive. Her financial and operational leadership of technology-focused companies is extremely relevant as Shell explores new technology-enabled business models. Martina also brings diverse sector experience to the Board, most recently from operating at a large global organisation in the highly regulated finance industry.

Martina is known for her straightforward and direct approach. She maintains the highest standards of leadership, strategic thinking and financial stewardship. She also has a strong track record as a mentor and in promoting diversity.

Martina's deep financial knowledge and unique perspective also enables her to make robust, demanding and constructive challenges to our investment considerations to help ensure that our projects are aligned with our strategic intent.

Shell Notice of Annual General Meeting 2021 13

DIRECTORS' BIOGRAPHIES continued



SIR ANDREW MACKENZIE
Independent Non-executive Director [A]

Tenure

Seven months (appointed October 1, 2020)

Board committee membership

Member of the Nomination and Succession Committee

Outside interests / commitments

Fellow of the Royal Society (FRS)

Age	Nationality
64	British

[A] On March 11, 2021, the Board announced the appointment of Sir Andrew Mackenzie as Chair with effect from the conclusion of the 2021 AGM.

Career

Sir Andrew joined BHP, the world's largest mining company, in 2008, becoming Group CEO from 2013 to 2019, when he systematically simplified and strengthened the business, and created options for the future. He also made BHP the first miner to pledge to tackle emissions caused when customers use its products.

From 2004 to 2007 at Rio Tinto, he was Head of Industrial Minerals, then Head of Industrial Minerals and Diamonds. Prior to this, Sir Andrew spent 22 years with BP, joining in 1982 in research and development, followed by international operations and technology roles across most business streams and functions – principally in exploration and production and petrochemicals, including as Chief Reservoir Engineer and Chief Technology Officer. Latterly he was Group Vice President for Chemicals in the Americas, then Olefins and Polymers globally.

From 2005 to 2013 Sir Andrew served as a Non-executive Director of Centrica. He has also served on many not-for-profit boards, including public policy think-tanks in the UK and Australia. He was knighted in 2020 for services to business, science, technology and UK-Australia relations.

Relevant skills and experience

Sir Andrew is a highly experienced leader who has managed major international FTSE 100 businesses, and has more than 30 years' experience in the oil and gas, petrochemicals and minerals industry. Following early academic distinction, Sir Andrew made important contributions to geochemistry, including groundbreaking methods for oil exploration and recovery. He was recognised as "one of the world's most influential earth scientists" and made a Fellow of the Royal Society in 2014.

Having lived and worked on five continents, Sir Andrew applies his deep understanding of the energy business and geopolitical outlook to create public-private partnerships and advise governments around the world. As an earth scientist, Sir Andrew has consistently pursued sustainable action on climate change in the interests of access to affordable energy and global development. Sir Andrew brings the wealth of his experience and insights to Shell, where his expertise is already contributing to help Shell navigate the energy transition. Sir Andrew is also a committed champion of gender balance, the rights of indigenous peoples, and of the power of large companies to support social change – all of which align closely with Shell's purpose, strategy and values.



ABRAHAM (BRAM) SCHOT
Independent Non-executive Director

Tenure

Seven months (appointed October 1, 2020)

Board committee membership

Member of the Safety, Environment and Sustainability Committee

Outside interests/commitments

-

Age	Nationality
59	Dutch

Career

Bram has been a member of the group Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chairman of Lamborghini and Ducati, responsible for the VW group Commercial Operations and Vice-Chairman of Porsche Holding Salzburg.

From 2011 to 2016 he was a Member of the Board of Volkswagen CV, Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017 he became a member of the Board of Audi AG. From 2006 to 2011 Bram was President & CEO of Daimler/Mercedes-Benz Italia & Holding S.p.A. From 2003 to 2006 he was President & CEO of DaimlerChrysler in the Netherlands.

Prior to this, Bram held a number of Director and senior leadership roles within Mercedes-Benz in the Netherlands, having joined the business in 1987 on an executive management programme.

Relevant skills and experience

Bram has over 30 years' experience working in the automotive industry at all levels of the business.

He gained a wealth of knowledge on far-reaching cost optimisation programmes at Audi AG. These helped transform the car company into a provider of electric vehicles that could offer sustainable mobility and succeed in the energy transition. He is well placed to leverage this knowledge in the Shell boardroom as Shell navigates its own transformation and pathway through the energy transition.

Bram has strong principles and regards integrity and compliance as the basis for doing business.

His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, in several countries, which are all highly valued management tools and are already evident in the questions he raises in the boardroom.

14 Shell Notice of Annual General Meeting 2021

GERRIT ZALM
Independent Non-executive Director

Tenure

Eight years and four months (appointed January 1, 2013)

Board committee membership

Member of the Audit Committee and member of the Remuneration Committee

Outside interests/commitments

Director of Moody's Corporation Inc. and Danske Bank A/S

Age	Nationality
68	Dutch

Career
Gerrit was an adviser to PricewaterhouseCoopers during 2007, Chairman of the Trustees of the International Accounting Standards Board from 2007 to 2010, and an adviser to Permira from 2007 to 2008. He was Chief Economist of DSB Bank from July 2007 to January 2008, Chief Financial Officer from January 2008 to December 2008, and Chairman of the Managing Board of ABN AMRO Bank N.V. from 2010 to 2016. He was Minister of Finance of the Netherlands, twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD.

Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam, and held various positions at the Ministry of Finance and the Ministry of Economic Affairs. He studied general economics at Vrije Universiteit Amsterdam, from where he also received an honorary doctorate in economics.

Relevant skills and experience
An economist by background, Gerrit's distinguished 12-year service as the Minister of Finance of the Netherlands, and his experience gained from his time with ABN AMRO Bank, bring a deep and valuable understanding of Dutch politics and financial markets to the Board. His international financial management expertise and strategic development experience also benefit the Audit Committee.

A highly regarded and seasoned leader in both the public and private spheres, his significant experience in analysing financial commitments from a wider public stakeholder and a global business standpoint serves the Board well, particularly when considering investment proposals. Gerrit consistently and concisely articulates the logic and reasoning behind his views, which he regularly and directly provides to the benefit of the Board and management. His questions often trigger other analytical questions from fellow Directors, deepening and widening Board discussions.



JANE HOLL LUTE
Independent Non-executive Director

Board committee membership

N/A

Outside interests/commitments

Non-executive Director of Marsh & McLennan and the Union Pacific Corporation

Age	Nationality
65	American

Career
Jane is President and Chief Executive Officer of the North American operations of SICPA security inks. Effective May 1, 2021, Jane will step down from this role and assume the Non-executive role of strategic director. From 2018 to 2021 Jane was a Non-executive Director of Atlas Air Worldwide Holdings Inc. In 2013 Jane established and led the Council on CyberSecurity, an independent, expert not-for-profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016 Jane held the role of Chief Executive Officer of the Center for Internet Security, an independent not-for-profit organisation that works to improve cyber-security worldwide.

Prior to this, from 2009 to 2013 Jane served as Deputy Secretary of the U.S. Department of Homeland Security, functioning as the Chief Operating Officer for the third largest U.S. Federal department. From 2003 to 2009 she held various roles at the United Nations, (Acting Under-Secretary and Assistant Secretary-General for Peacekeeping, Field Support and Peacebuilding. She also served as Executive Vice President and Chief Operating Officer of the United Nations Foundation and Better World Fund). In recent years, Jane has returned to working with the United Nations, serving as a Special Adviser to the Secretary-General.

Jane started her career in the U.S. Army in 1978, serving in Berlin during the Cold War, on the U.S. Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the Army in 1994, she joined the Carnegie Corporation as an Executive Director of its Commission on Preventing Deadly Conflict.

Relevant skills and experience
Jane is a proven and effective leader, who has held significant leadership roles in public service, the military and private sector. She brings a wealth of expertise in matters of public policy, cyber-security and risk management to our Board. She has also made significant contributions to strategic discussions and overseeing the day-to-day business and management of a significant public security department.

Jane is an experienced board director, having served on the boards of large-market-capitalisation companies since 2016. These appointments have provided her with wide experience and given her business perspectives across different sectors and geographical regions. She has also served on various committees including those which focus on audit, environmental and sustainability, nomination and governance issues.

Shell Notice of Annual General Meeting 2021 15

16 Shell Notice of Annual General Meeting 2021 C OM P A N Y S EC R E T A R Y DIR E C T O R R E T I R EME N T S RETIREMENTS IN 2020 GERARD KLEISTERLEE R e t i r e d : M a y 1 9 , 202 0 . I n li n e w i t h b e s t p r a c t i c e , G e r a r d c h o s e n o t t o s ee k re - election at the 2020 AGM following c o m p le t i o n o f h i s th i r d th r e e - y e a r t e rm a n d r e t i r e d f r o m t h e B o a r d . LINDA STUNTZ R e t i r e d : M a y 1 9 , 202 0 . I n li n e w i t h b e s t p r a c t i c e , L i n d a c h o s e n o t t o s ee k re - election at the 2020 AGM following c o m p le t i o n o f h e r th i r d th r e e - y e a r t e rm a n d r e t i r e d f r o m t h e B o a r d . ROBERTO SETUBAL R e t i r e d : M a y 1 9 , 202 0 . R ob e r t o c h o s e n o t t o s ee k r e - e l e c t i o n a t t h e 202 0 A G M due to other business commitments in his h o m e c o un t r y o f B r a z i l a n d r e t i r e d f r o m th e B o a r d . RETIREMENTS FOLLOWING THE 2021 AGM CHARLES O. HOLLIDAY R e t i r e m e n t d a t e : M a y 1 8 , 20 2 1 . I n li n e w i t h b e s t p r a c t i c e , C h a d c h o s e n o t t o s ee k r e - e l e c t i o n a t t h e 20 2 1 A G M f o ll o w i n g t e n y e a r s o f s e r v i c e . SIR NIGEL SHEINWALD R e t i r e m e n t d a t e : M a y 1 8 , 20 2 1 . I n li n e w i t h b e s t p r a c t i c e , S i r N i g e l c h o s e n o t t o s ee k r e - e l e c t i o n a t t h e 20 2 1 A G M following completion of his third th r e e - y e a r t e r m a n d r e t i r e d f r o m t h e B o a r d . Career Linda was General Counsel of the Upstream Americas business and Head of Legal US, based in the USA, from 2014 to 2016. Previously, she was Group Chief Ethics and Compliance Officer, based in the Netherlands, from 2011 to 2014. Since joining Shell in 1995, she has also held a variety of legal positions in the Shell Oil Company in the USA, including Chemicals Legal Managing Counsel and other senior roles in employment, litigation, and commercial practice. Relevant skills and experience Linda is our Company Secretary and plays an important role as Shell’s General Counsel Corporate, overseeing corporate legal teams in Canada, the Netherlands, the UK and the USA. The various legal roles Linda has undertaken at our headquarters, and in supporting both the Upstream and Downstream businesses, have provided her with a strong understanding of our global operations and people. Her experience of engaging with the Board in previous roles, coupled with her broad understanding and engagement across Shell’s businesses and functions, helps to ensure that the right matters come to the Board at the right time. LINDA M. COULTER Company Secretary Tenure Four years and four months (appointed January 1, 2017) Age Nationality 54 U S citi z en

NEW CHAIR AND CHAIR SUCCESSION PROCESS

The text below is provided by Euleen Goh, Senior Independent Director.

As announced by the Company on March 11, 2021, should Sir Andrew Mackenzie be appointed by shareholders, he will become the Chair of the Board.

In early 2018, the process of selecting the next Chair of the Board of Royal Dutch Shell plc began in response to the proposed limit on Chair tenure, outlined in the then draft version of the Code. The Nomination and Succession Committee (NOMCO) created a subcommittee, drew up a potential succession timeline, and initiated an internal and external search process. Hans Wijers, the Senior Independent Director at the time, led the subcommittee and the search process. Chad Holliday, the current Chair, was not a member of the subcommittee.

My predecessor, Gerard Kleisterlee, took over from Hans in May 2018 and refined the selection criteria and succession timeline. The subcommittee agreed what qualities the successful candidate should have, and determined the functional focus elements of the new Chair's role. Accordingly, the subcommittee considered and interviewed multiple candidates.

After Gerard retired from the Board at the 2020 AGM, I assumed leadership of the subcommittee and we further reviewed the required qualities and functional focus elements of the role in the context of the current environment. The subcommittee also examined the main trends and factors affecting the long-term success and future viability of Shell, and the organisation's strategic priorities, consulting on these with the wider Board. One-on-one discussions were held with each Board member. The review and the discussions helped us to refine our search process with a clear and updated understanding of the qualities, skills and attributes that the future Chair should possess.

We engaged with some of our larger investors, as appropriate, seeking input on the skills, attributes and sector knowledge that they considered important for the Chair candidate profile. These discussions were very valuable. They helped inform our search and selection of the most appropriate individual for the role. After this thorough and robust search process, the Board agreed unanimously at its March 2021 meeting that Sir Andrew Mackenzie should be appointed Chair of the Board with effect from the conclusion of Shell's 2021 Annual General Meeting, scheduled for May 18, 2021. Sir Andrew and the current Chair had both recused themselves from such decision.

When reviewing candidates, our preferred qualities and functional focus elements included a strong requirement for a candidate who has experience in leading large, complex, international organisations. The candidate would have had significant experience in capital discipline. (S)he needed an ability to balance the transformational changes that Shell needs to make against the timing of these changes as it navigates the energy transition; having demonstrated sustainable actions on an agenda addressing climate change. An understanding of the energy market was essential, without necessarily having spent one's entire career working in the oil and gas sector.

In Andrew we believe that we have found the required qualities and more. Andrew is a lifelong learner with a collaborative, agile mindset and a champion of good governance. His strategic vision has helped operations and companies under his leadership to transform. His leadership performance in the areas of environmental, social and governance (ESG) and climate action are outstanding. He was recently knighted by the Queen of the United Kingdom for his services to business, science and technology. Andrew firmly believes that business can be a force for good, for shareholders and society alike.

Andrew joined the Board in October 2020 and has dedicated significant time to familiarising himself with the business, the people, and the Powering Progress strategy which he and the Board fully support and are committed to delivering together with management.

His broad experience, strategic vision, scientific curiosity and commercial acumen make him the ideal candidate to lead the Board of Royal Dutch Shell plc.

BOARD EVALUATION

The 2020 Board evaluation was facilitated internally, led by the Nomination and Succession Committee and managed by the Company Secretary. The evaluation was delivered through the use of Board, Board Committee and Executive Committee questionnaires.

The feedback from Board Directors was positive throughout their responses to the evaluation. The feedback focussed on Board dynamics, Board oversight, management and focus of meetings, and stakeholder oversight.

A report was compiled based on the information and views supplied by the Board and Executive Committee questionnaire responses. A separate report was also produced in relation to the evaluation of the Chair and made available to the Deputy Chair only.

Conclusions were discussed with the whole Board at a meeting in December 2020. At its meeting in December 2020, the performance of the Board as a whole was also discussed by the Nomination and Succession Committee.

Planned enhancements were discussed by the Board and are provided in the Annual Report. Priorities for 2021 include monitoring execution and strategic implementation, company culture and Project Reshape, and the completion of improvement items already in progress.

The Deputy Chair discussed the evaluation report on the Chair's performance with the other Directors. The Board strongly commended the Chair's strong leadership during an extremely difficult year. He had ensured thoughtful and interactive agendas, despite the required virtual format. They also highlighted he invested purposeful time with all, particularly with new Non-executive Directors, and continued to facilitate strong Board engagement and strong relationships with management. The Chair's focus on strengthening individual Director performance through coaching and feedback continued to be rated highly.

A full overview of the Board evaluation can be found within the Governance section of the Annual Report for the year ended December 31, 2020.

Shell Notice of Annual General Meeting 2021 17

BOARD DIVERSITY

Gender diversity


Female
38%
Male
62%

Subject to nominations standing for election at the 2021 AGM being approved by shareholders, the Board will have achieved gender parity.

Non-executive Director tenure (years)


0-3
60%
4-6
10%
7-9
30%

The information provided above excludes the current Chair.

Non-executive Director sector experience


Regulatory, Government affairs, Public policy
100%
Oil & gas, Extractives, Energy
64%
Strategy development
100%
Engineering, Industrial
64%
Consumer, Marketing
82%
Accounting and Finance
91%

Director nationality


British
23%
Dutch
31%
American
15%
Canadian
15%
Singaporean
8%
German
8%

ATTENDANCE

The Board met 12 times during 2020. Two meetings were held in The Hague in the Netherlands and the remainder were held virtually in the context of COVID-19 circumstances. Attendance during 2020 for all Board meetings is given in the table opposite [A].

[A] For attendance at Committee meetings during the year, please refer to individual Committee Reports within the Royal Dutch Shell plc 2020 Annual report.
[B] Dick Boer joined the Board in May 2020.
[C] Martina Hund-Mejean joined the Board in May 2020.
[D] Gerard Kleisterlee retired from the Board following the AGM in May 2020.
[E] Sir Andrew Mackenzie joined the Board in October 2020.
[F] Bram Schot joined the Board in October 2020.
[G] Roberto Setubal retired from the Board following the AGM in May 2020.
[H] Linda G. Stuntz retired from the Board following the AGM in May 2020.

Board member	Meetings attended
Ben van Beurden	12/12
Dick Boer [B]	7/7
Neil Carson	12/12
Ann Godbehere	12/12
Euleen Goh	12/12
Charles O. Holliday	12/12
Catherine J. Hughes	12/12
Martina Hund-Mejean [C]	7/7
Gerard Kleisterlee [D]	5/5
Sir Andrew Mackenzie [E]	3/3
Bram Schot [F]	3/3
Roberto Setubal [G]	5/5
Sir Nigel Sheinwald	12/12
Linda G. Stuntz [H]	5/5
Jessica Uhl	12/12
Gerrit Zalm	12/12

DIRECTOR INDEPENDENCE

All the Non-executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the Code's independence test other than on appointment.

ETHNIC DIVERSITY

The Board is satisfied that it currently meets the recommendation from the Parker Review.

The information provided within the tables above and that in the Director Biographies section of this Notice is given as at the end of April 2021. Within the Non-executive tenure table, Catherine Hughes (3yrs 11mths) and Euleen Goh (6yrs 8mths) are rounded up.

18 Shell Notice of Annual General Meeting 2021

SHAREHOLDER NOTES

THIS SECTION CONTAINS INFORMATION RELATING TO THE FOLLOWING:

1. Attendance and appointment of a proxy
2. Corporate representatives
3. AGM webcast
4. Electronic voting and proxy appointment
5. CREST electronic proxy appointment
6. Audit concerns
7. Shareholders' right to ask questions
8. Shareholders' rights under Sections 338 and 338A of the Companies Act 2006
9. Electronic publication
10. Electronic addresses
11. Shares and voting rights
12. Documents available for inspection

1. ATTENDANCE AND APPOINTMENT OF A PROXY

In order to protect public safety and prevent the spread of coronavirus, physical attendance at the meeting will be strictly limited to the Chair, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. Unfortunately, that necessarily means that physical attendance will not be allowed for any other shareholders, including proxy representatives. Instead we encourage electronic voting or appointing the Chair as proxy to attend, speak and vote on your behalf.

There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include:

- directly as registered shares in certificated or uncertificated form in a shareholder's own name;
- indirectly through Euroclear Nederland (via banks or brokers);
- through the Royal Dutch Shell Corporate Nominee;
- through another third-party nominee or intermediary company; or
- as a direct or indirect holder of either A or B American Depositary Shares (ADSs) with the Depositary (JP Morgan Chase Bank N.A).

Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights ("nominated persons") does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights.

Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee

- Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to virtually attend, speak and vote at the AGM.
- Entitlement to virtually attend and vote at the AGM will be determined by reference to the Company's Register of Members. In order to virtually attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 19:30 (Dutch time), 18:30 (UK time) on Friday May 14, 2021. A shareholder's voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 19:30 (Dutch time), 18:30 (UK time), two working days before the date of the adjourned AGM.
- A shareholder is entitled to appoint a proxy to exercise all or any of their rights to vote on their behalf and, to virtually (or, if the shareholder appoints the Chair as proxy, physically) attend and speak at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and, for participants in the Royal Dutch Shell Corporate Nominee, Voting Instruction Forms, must reach the Company's Registrar no later than **10:00 (Dutch time), 09:00 (UK time)** on Friday May 14, 2021. It is also possible to vote or register a proxy appointment electronically as explained below.
- If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share.
- If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM.
- If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares.

If two or more shareholders jointly hold shares in the Company, each shareholder may, virtually attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register.

Shell Notice of Annual General Meeting 2021 19

SHAREHOLDER NOTES continued

Shareholders holding their shares through Euroclear Nederland (via banks or brokers)

Shareholders holding their shares through Euroclear Nederland B.V. ("Euroclear") via banks and brokers are not included in the Company's Register of Members – such shares are included in the Register of Members under the name of Euroclear.

If shareholders who hold their shares through Euroclear wish to: (i) virtually attend the AGM; or (ii) appoint a proxy to virtually (or, if the shareholder appoints the Chair as proxy, physically) attend, speak and vote on their behalf; or (iii) give voting instructions without virtually attending the AGM, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, shareholders can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than **10:00 (Dutch time), 09:00 (UK time)** on Friday May 14, 2021. Any instruction, whether by hard copy or by electronic means, must be received by this time.

Holders of American Depositary Shares (ADSs)

Registered ADS holders who wish to virtually attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the Depositary, JP Morgan Chase Bank N.A.

Those who hold their ADSs beneficially through a bank or broker and wish to virtually attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, JP Morgan Chase Bank N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA).

2. CORPORATE REPRESENTATIVES

Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

3. AGM WEBCAST

To minimize public health risks you may either: i) simply watch the AGM via the webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM; or ii) attend and participate in the webcast by registering through an electronic platform ("virtually attending"). See page 23 for further details.

Watching the AGM Webcast

Shareholders who wish to simply follow (and not participate in) the AGM via the webcast should go to www.shell.com/AGM/webcast and follow the online instructions. This webcast is not interactive, and it is not possible to vote or ask questions remotely. Shareholders should note that accessing any such webcast for viewing only will be for information only. Unlike virtually attending and participating, shareholders simply watching the webcast will not be regarded as formally present at the meeting nor will arrangements be made for them to vote, submit questions by text or speak at the meeting via any such webcast.

Virtually attending the AGM

Shareholders who wish to register to virtually attend and participate (including by voting) in the AGM should go to https://web.lumiagm.com and refer to page 23 for further details.

4. ELECTRONIC VOTING AND PROXY APPOINTMENT

Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:

- This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.
- This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to virtually (or, if the shareholder appoints the Chair as proxy, physically) attend the AGM and vote on behalf of the shareholder.
- No special software is required in addition to internet access.
- To register on the website www.sharevote.co.uk, it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form, or your Notice of Availability. These numbers are unique to the particular holding and the 2021 AGM and contain special security aspects to prevent fraudulent replication.
- In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form.
- An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus.
- The final time for receipt of proxies is **10:00 (Dutch time), 09:00 (UK time)** on Friday May 14, 2021. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted.

5. CREST ELECTRONIC PROXY APPOINTMENT

CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual (available via

20 Shell Notice of Annual General Meeting 2021

www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

6. AUDIT CONCERNS

Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company's accounts (including the Auditor's report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid before the AGM in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company's auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the Companies Act 2006, to publish on a website.

7. SHAREHOLDERS' RIGHT TO ASK QUESTIONS

Normally, any shareholder attending the AGM has the right to ask questions. However, due to the ongoing extraordinary circumstances caused by coronavirus concerns, the process again requires adaptation this year. Last year, we held a question and answer audio webcast prior to the AGM. This year, we are planning a question and answer session during the AGM with those shareholders attending virtually. Again, this approach is being taken to adhere to current government guidance and minimise health exposure risks. The Company must cause to be answered any question taken at the AGM relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. See also "How to ask a question" on page 22.

8. SHAREHOLDERS' RIGHTS UNDER SECTIONS 338 AND 338A OF THE COMPANIES ACT 2006

Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Sunday April 4, 2021, being the date six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

9. ELECTRONIC PUBLICATION

A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/AGM.

10. ELECTRONIC ADDRESSES

Shareholders may not use any electronic address in this Notice or any related documents (including the Chair's Letter or Proxy Forms) to communicate with the Company about proceedings at the 2021 AGM or the contents of this Notice other than for expressly stated purposes.

11. SHARES AND VOTING RIGHTS

The total number of Royal Dutch Shell plc ordinary shares in issue as at March 10, 2021, is 7,807,423,335 shares (being 4,101,239,499 A shares and 3,706,183,836 B shares), and 50,000 sterling deferred shares. The A shares and the B shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury.

12. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded and as allowed by law), will also be available for inspection at the AGM, if allowed by law, from 09:45 (Dutch time) on the day of the AGM until the conclusion of the AGM:

- a copy of each Executive Director's contract of service;
- a copy of each Non-executive Director's letter of appointment; and
- a copy of the Shell Energy Transition Strategy.

Shell Notice of Annual General Meeting 2021 21

ATTENDANCE ARRANGEMENTS

LOCATION, DATE AND TIME

The AGM is currently scheduled to be held at Carel van Bylandtlaan 16, 2596 HR, The Hague, The Netherlands on Tuesday May 18, 2021 at 10:00 (Dutch time). However, in order to protect public safety and prevent the spread of the coronavirus, physical attendance at the meeting will be strictly limited to the Chair, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. Unfortunately, that necessarily means that physical attendance will not be allowed for any other shareholders including their proxy representatives. Please register to receive AGM information in the "Keep up to date with Shell", section of our website at www.shell.com/investor as we may need to change and/or postpone the meeting with short notice.

HOW TO ASK A QUESTION

Due to the ongoing circumstances caused by coronavirus concerns, only those shareholders that virtually attend the meeting via https://web.lumiagm.com will be able to participate in the question and answer session. Specific directions on how to ask a question will be provided once you have accessed the meeting on May 18, 2021, as provided on page 23.

VOTING

All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company's established practice and ensures that shareholders, including shareholders who are not able to virtually attend the AGM, have their votes taken into account.

SECURITY

We will comply with all Netherlands Government measures prohibiting and/or restricting physical attendance.

22 Shell Notice of Annual General Meeting 2021

HOW TO JOIN THE MEETING VIRTUALLY

MEETING ID: 134-671-049

MEETING ACCESS

To access the meeting:

(a) Visit **https://web.lumiagm.com** on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Internet Explorer 11, Edge or Firefox. Please ensure your browser is compatible.

You will be prompted to enter the Meeting ID shown above. You will then be required to enter a login which is your:

(b) **Shareholder Reference Number (SRN);** and

(c) **PIN (being the first two and last two digits of your SRN).**

Your personalised SRN and PIN are printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the company's registrar, Equiniti, using the details set out at the bottom of this page.

Duly appointed proxies and corporate representatives:

Following receipt of a valid appointment please contact Equiniti before 09:00 (UK Time) on May 17, 2021 on 0800 169 1679 or +44 (0) 121 415 7073 if you are calling from outside the UK for your SRN and PIN. Lines are open 8.30am to 5.30pm Monday to Friday (excluding UK public holidays).


LUMI
LUMI
SRN
PIN
LUMI



BROADCAST

If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started.



VOTING

Once the voting has opened at the start of the AGM, the polling icon will appear on the navigation bar. From here, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Once the Chair has opened voting, you can vote at any time during the meeting until the chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open.



QUESTIONS

Questions for the Board can be submitted to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the AGM once you are logged into the Lumi platform.

Questions will be moderated before being sent to the Chair. This is to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic.

If you are unable to access your SRN and PIN, please call our registrar, Equiniti Limited between 8:30am and 5:30pm Monday to Friday (excluding UK public holidays) on 0800 169 1679 or +44 (0) 121 415 7073 if you are calling from outside the UK. Calls from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti Limited cannot provide advice on the merits of the resolutions set out in the this Notice or give any financial, legal or tax advice.

Requirements

An active internet connection is required at all times in order to participate in the meeting. It is the user's responsibility to ensure you remain connected for the duration of the meeting.

Webcast

The live webcast will include the question and answer sessions with virtually attending shareholders. The webcast will also be broadcast to interested parties via the Shell website.

Shell Notice of Annual General Meeting 2021 23

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Shell's Sustainability Report focuses on the key sustainability challenges we face, the ways we are responding and our social, safety and environmental performance.

READ MORE AT:
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SUSTAINABILITY REPORT 2020

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